Exhibit 99.1

SciSparc Announces Closing of New JV Targeting Discovery of Potential Drugs for Cancers and Infectious Diseases

Research to build on studies with support from global experts in the field of small molecule drugs and gene editing

TEL AVIV, Israel, March 31, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (NASDAQ: SPRC) (the “Company” or “SciSparc”), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced completion of the previously announced joint venture (“JV”) agreement to focus on the discovery and development of potential drugs for cancers and other life-threatening conditions, MitoCareX Bio Ltd., an Israeli corporation (“MitoCareX Bio”) (the “JV Agreement”).

MitoCareX Bio will focus on investigating mitochondrial carriers, transport proteins crucial for cell viability. Because of mitochondrial carriers’ significant role in transporting necessary metabolites for cell functioning across the inner mitochondrial membranes, the Company believes various life-threatening conditions, such as cancers and rare mitochondrial diseases, might be treated by regulating the function of mitochondrial carriers. In humans, the mitochondrial carrier family (Solute Carrier Family 25, SLC25) consists of 53 members and is the largest solute transporter.

Pursuant to the terms of the JV Agreement, at closing, SciSparc delivered an initial amount of $700 thousands (out of a total investment amount of up to $1.7 million). Based on pre-determined milestones, SciSparc will further invest up to $1 million, for up to 50.01 percent ownership, in MitoCareX Bio over the next two years subject to, and according to a number of milestones agreed upon in the JV Agreement. MitoCareX Bio’s innovative research will partly build upon successful proof-of-concept experiments performed in the UK.

About SciSparc (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome and for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. Learn more at https://scisparc.com/.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its potential future investments in the joint venture. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055